Filed by Ross Systems, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Ross Systems, Inc. Commission File No. 000-19092 ON SEPTEMBER 12, 2003, ROSS SYSTEMS, INC. MADE THE FOLLOWING PRESENTATION TO CERTAIN CUSTOMERS AND EMPLOYEES:

Overview of CDC Acquisition September 12, 2003 Audio: (800)214-0694 / +1 (719)955-1425 Pass Code: 118901 Help: 678-259-8600

Fall Webinar Schedule Overview of CDC Acquisition Friday, September 12, 2003 Reducing the Cost and Overhead of Facilities Maintenance Friday, September 26, 2003 Improving Customer Service with iRenaissance CRM Friday, October 3, 2003 Improving Sales Effectiveness with iRenaissance CRM Friday, October 10, 2003 New Web-Based Reporting Solutions Friday, October 17, 2003 Stretching Your IT Budget with Ross Outsource Services Friday, October 24, 2003 Improving Marketing Effectiveness with iRenaissance CRM Friday, October 31, 2003 Business Review - Your Roadmap to Optimal Performance Friday, November 7, 2003 www.rossinc.com/ webinars

Rossworld 2003 November 11-14 Silver Legacy Resort Casino Reno, Nevada

Who is CDC? Why CDC Selected Ross Synergies with CDC Fit with Ross Strategy Customer Benefits Timing of the Acquisition Next Steps Questions and Answers

Who is CDC? Based in Hong Kong, China CDC Software Unit - Provides Software Products and Services in the areas of Enterprise Solutions and Applications Integration Mobile and Portals Unit - Operates popular news, email, and customer Service portal websites in China, Hong Kong, and Taiwan CDC Outsourcing - management of outsourced development projects

Who is CDC? Focus on the Manufacturing, Finance and Travel Markets Went Public in 1999 and on NASDAQ: CHINA 12/31/02 revenues of $59.3M Over 1,000 employees Web Site: www.corp.china.com

Why CDC Selected Ross? Focus and success in vertical markets Strong brand; well regarded and suited to customer needs Technologically current: Feature-rich products Microsoft .NET strength Experienced and committed management team Established in Greater China Well developed distribution and support channels

Why CDC Selected Ross? Solid base of customers Profitable operations with capacity for growth 11 Consecutive quarters of operating profitability Revenue of $48M Increase of 4% Net profit of $4.1 million $1.28 per share Software license revenue at $14.6M Increase of 12%

Synergies with CDC Ross serves as a platform company for future software acquisitions Focus on the manufacturing market A strong commitment to industry expertise and customer success Strong financial position with over $360M in cash and cash equivalents Strength in the growing Greater China market Current CDC products are complementary

The Fit with Ross Strategy for Growth Product expansions, ventures and investments. Revenues balanced by year end 2004 50% from North America 50% from International markets. Develop Territory through strategic partner working as distributors and master distributors.

Customer Benefits Consistency: Industry specialists Maintain focus and commitment Management team staying in place Additional resources: Funding for vision Accelerate product development Broaden product plans Continue to enhance service and support Business as usual, just more of it!

Timing of the Acquisition Definitive Agreement Signed by both parties September 4, 2003 The Transaction is Scheduled to be Completed in the first Calendar Quarter of 2004. The Acquisition is Subject to Certain SEC Conditions and approval of the Ross Systems' Shareholders

Next Steps Continue providing excellent service and support to customers Look for opportunities to accelerate and broaden product plans Continue to market and sell our products

In connection with the transaction, Ross Systems will file a proxy statement with the U.S. Securities and Exchange Commission (the "SEC"), and chinadotcom corporation will file a registration statement on Form F-4 with the SEC. Investors and stockholders are advised to read the proxy statement and the registration statement when such documents become available, because each such document will contain important information. Investors and stockholders may obtain a free copy of the proxy statement and the registration statement (each, when available) and other documents filed by Ross Systems and chinadotcom with the SEC at the SEC's website at www.sec.gov. Ross Systems and its directors, executive officers and employees may be soliciting proxies from its stockholders to vote in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Ross Systems' stockholders under SEC rules is set forth in the Annual Report on Form 10-K filed for the year ended June 30, 2002 and Ross Systems' Annual Meeting Proxy Statement on Form 14A, filed by Ross Systems with the SEC on October 15, 2002.

Statements herein which express that Ross Systems, Inc. "believes," "anticipates," "expects," "estimates," "plans," or "should begin to..." and other statements which are not historical fact, are forward-looking statements within the meaning of "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially as a result of risks and uncertainties, including the risk to the Company that the acquisition contemplated by the definitive merger agreement will not be consummated, the risk that expected benefits of the contemplated acquisition may not be realized, risks related to quarterly fluctuation of Ross Systems' software product license revenue, weakening of customer demand for enterprise systems, Ross Systems' maintenance of a minimal backlog, the uncertainty of demand for new product offerings by Ross Systems and other risks and uncertainties described in reports filed by Ross Systems with the SEC. Ross Systems cautions that there can be no assurance that actual results or conditions will not differ materially from those projected or suggested in the forward-looking statements herein. Ross Systems have no intent or obligation to update these forward-looking statements.

Overview of CDC Acquisition September 12, 2003 Audio: (800)214-0694 / +1 (719)955-1425 Pass Code: 118901 Help: 678-259-8600